August 22, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Ms. Kathleen Collins Accounting Branch Chief

Re:	PCTEL, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2007
Filed March 21, 2008
Definitive Proxy Statement on Schedule 14A
Filed on April 28, 2008
Forms 8-K filed on February 19, 2008 and April 24, 2008
File No. 000-27115
Dear Ms. Collins:
          We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 12, 2008 relating to PCTEL, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2007 (the “Fiscal 2007 10-K”), Definitive Proxy Statement on Schedule 14A (the 2008 Proxy”), and Forms 8-K (“Earnings Press Releases”).
          In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Fiscal 2007 10-K, 2008 Proxy, and Earnings Press releases filed under Form 8-K, as applicable.
471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

Form 10-K for the Fiscal Year Ended December 31, 2007
Note 2, Earnings per Share, page 48
1. We note your response to prior comment 4 and do not object to how you account for restricted shares contingent upon future employment and certain performance criteria in your basic and diluted earnings per share calculations. However, it appears that the presentation of the calculation of basic earnings per share on page 49 is not consistent with Illustration 3 of Appendix C of SFAS 128. In this regard, it appears that the total “weighted average common shares outstanding” should not include the unvested restricted stock awards and accordingly an adjustment to subtract out the contingently issuable shares would not be necessary. Please tell us how you intend to revise your disclosures in future filings or explain why you believe a revision is not necessary.
          In future filings we will present the number of total “weighted average common shares outstanding” without including the restricted shares outstanding subject to contingency, as illustrated in Illustration 3 of Appendix C of SFAS 128. If we had presented the earnings per share calculation in this manner the weighted average share count for the three years ended December 31, 2007 would have been presented in the table as follows.

	Years Ended December 31,
	2007	2006	2005
Basic Earnings Per Share computation:
Numerator:
Net income (loss) available to common shareholders	$6,031	($10,019)	($3,713)
Denominator:
Common shares outstanding	20,897	20,810	20,146

Total shares	20,897	20,810	20,146

Basic income (loss) per share	$0.29	($0.48)	( $0.18)

Diluted Earnings Per Share computation:
Numerator:
Net income (loss) available to common shareholders	$6,031	($10,019)	($3,713)
Denominator:
Common shares outstanding	20,897	20,810	20,146
Restricted shares subject to vesting	369	*	*
Employee common stock option grants	158	*	*

Total shares	21,424	20,810	20,146

Diluted income (loss) per share	$0.28	($0.48)	( $0.18)

*	These amounts have been excluded since the effect is anti-dilutive.
471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

     Note 10, Commitments and Contingencies, page 60
2. We note from your response to prior comment 5 that the settlement with Agere Systems had two elements to be accounted for under EITF 00-21 and SAB Topic 13(A)(3)(f), which were (1) the past royalties and (2) the future royalties. We reissue part of our previous comment to tell us how you determined the fair value of each element and why the settlement portion of the proceeds (i.e. past royalties) were recognized as revenue versus an operating gain, especially since the related legal costs were classified within general and administrative expense. In addition, please provide us with a description of the methodology used to bifurcate the arrangement and accounting guidance relied upon in your assessment. In this regard, unless you are able to develop a reasonable basis to allocate the proceeds to each element, recording the entire $7 million settlement as revenue may not be appropriate.
     The Company entered the business of licensing the use of its patented modem technology through an active licensing program, starting in 2002. This licensing activity is described as a principle business activity of the Company in its periodic financial statement filings. Prosecuting patent infringement litigation and obtaining settlements to that litigation which result in license agreements are all activities undertaken by the Company in the ordinary course of its principle licensing business. Therefore, the definitive accounting literature and SEC regulations that govern the accounting and disclosure for these activities and resulting cash flows are those which apply to activities in the ordinary course of business.
     The Company uses FASB Concept Statement No. 6, paragraphs 78 & 79 as the guiding accounting literature for characterizing cash flow received from its technology licensing agreements as revenue. As described above, patent litigation, and related settlements that result in license agreements are activities undertaken by the Company in the ordinary course of its principle business. These activities do not prejudice or otherwise re-characterize the cash flow received as outside of the normal course of business.
     The Agere Settlement Agreement and the Agere License Agreement are two separate agreements. The consideration in the Settlement Agreement is that in return for Agere entering into a perpetual license agreement, PCTEL agreed to dismiss its patent litigation suit. The Settlement Agreement has no monetary value ascribed to it as its sole purpose is to obtain the License Agreement. The License Agreement has a single deliverable, which is to deliver a perpetual license for the right to use the patented technology for the entire economic life of the patents. Such delivery was made at the effective date of the license. While the consideration to dismiss the patent litigation and the separate perpetual license are two deliverables under EITF 00-21: “Revenue Arrangements with Multiple Deliverables,” the deliverables are considered one unit of accounting as the delivered
471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

items do not have value to the customer on a stand alone basis, there are no undelivered elements and there is no general right of return relative to the delivered perpetual license.
     As we discussed in our previous response, accounting guidance for conveyance of the use of an asset can be found in various accounting literature, including Staff Accounting Bulletin No. 104 “Revenue Recognition, corrected copy,” AICPA SOP 97-2, “Software Revenue Recognition” and SFAS 13, “Accounting for Leases.” The common revenue recognition theme in literature regarding accounting for the right to use an asset is that revenue is recognized when all of the following four conditions have been achieved: persuasive evidence of an arrangement exists; delivery has occurred; the fee is fixed and determinable; and collectibility is probable. All of the conditions were met in the Agere License Agreement at the effective date. The fact that under these facts and circumstances the rights were conveyed through a contractual arrangement entered into after the first usage by the licensee does not transform the cash flow that might be ascribed to that usage into a separate unit of accounting under EITF 00-21, nor does it transform such cash flow from revenue in the ordinary course of business into damages (i.e. operating gain) that are not in the ordinary course of business.
     With regards to the classification of legal costs associated with prosecuting litigation as general and administrative, such costs are incurred in the ordinary course of a technology licensing business model, just like any business model that is contract intensive and carries significant fixed legal costs. The costs were recorded as operating costs as they are associated with a particular accounting period that legal services were rendered, regardless of whether the related activities ever contributed to the successful obtainment of license agreements and related revenue. We are not aware of any authoritative accounting literature that would cause such accounting for legal expenses to prejudice or otherwise re-characterize the cash flow received from license agreements obtained through settlement agreements as outside of the normal course of our licensing business.
3. Additionally, we note that it does not appear that you filed the settlement agreement with Agere Systems as an exhibit to your periodic filings. Please confirm and, if applicable, provide us with an analysis as to how you determined that this agreement did not need to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K.
     We confirm that the Agere Systems settlement and license agreements were not filed as an exhibit to the Company’s periodic filings. As discussed in our response to Comment 2 above, the Company’s technology licensing agreements, and related law suit settlement agreements where it was necessary to prosecute patent infringement litigation to motivate a licensee to enter into a license agreement, are contracts made in the ordinary course of the Company’s principle licensing business. Therefore, we do not believe Item 601(b)(10)(i) compels the Company to file these agreements as an exhibit.
471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

Definitive Proxy Statement filed April 28, 2008
Compensation Discussion and Analysis
Short term Incentive Plan, page 26
4. We not your response to prior comment 9. Please provide us with a detailed analysis supporting your conclusion that disclosure of the performance targets for your business units would cause you competitive harm. Also, we are unclear as to how your proposed disclosure that estimates current year bonuses based on achievement of historical performance targets illustrates how difficult it will be for your business units to achieve their targets in the current year. Please explain.
     We respectfully submit to the Staff that further disclosure regarding the current internal performance targets under our annual Short Term Incentive Plan is not required because further disclosure would result in competitive harm and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.
Legal Standard
     Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels related to incentive compensation if they involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the registrant. Instruction 4 states that the standard to use when determining whether disclosure would cause competitive harm is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4, of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) there under.
     Exemption 4 exempts from the public disclosure requirements of the FOIA “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” For Exemption 4 to apply, the following test must be satisfied: (i) the information for which an exemption is sought must be a trade secret, or such information must be commercial or financial in character; (ii) such information must be obtained from a person, which includes a corporation; and (iii) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).
471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

     With respect to prong (i) of the test, the United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: pricing and margin information, business sales statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”
     With respect to prong (ii) of the test, PCTEL is a corporation, and thus the information is being obtained from a “person.”
     With respect to prong (iii) of the test, where confidential information is compelled to be disclosed, as is the case here, courts have stated that if disclosure would result in substantial competitive harm, then the information constitutes “confidential information” under Exemption 4. See, e.g., McDonnell Douglas, 180 F.3d at 306 (“If commercial or financial information is likely to cause substantial competitive harm to the person who supplied it, that is the end of the matter, for the disclosure would violate the Trade Secrets Act.”); Public Citizen Health Research Group, 704 F.2d at 1291 (“evidence revealing ‘[a]ctual competition and the likelihood of substantial competitive injury’ is sufficient to bring commercial information within the realm of confidentiality”) (citation omitted); Judicial Watch, 108 F. Supp. 2d at 29; MCI Worldcom, Inc. v. General Servs. Admin., 163 F. Supp. 2d 28, 35 (D.D.C. 2001) (“Information is ‘confidential’ for purposes of FOIA Exemption 4 if its release would cause ‘substantial harm’ to the competitive position of [the submitters].”) (citation omitted). The District of Columbia Circuit further noted that in order to show competitive injury sufficient to justify withholding of information under Exemption 4:
     “No actual adverse effect on competition need be shown, nor could it be, for the requested documents have not been released. The court need only exercise its judgment in view of the nature of the material sought and the competitive circumstances in which
471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

the concessioners do business, relying at least in part on relevant and credible opinion testimony.”1
Application of Facts to Legal Standard
     As mentioned in its letter to the Staff dated July 28, 2008, PCTEL does not publicly report divisional revenue or EBTA targets.
     Until January 2008, PCTEL maintained three business divisions—the Mobility Solutions Group, the Broadband Technology Group, and Licensing. The Mobility Solutions Group was sold early in 2008, and the remaining two divisions continue to be reflected as separate segments in the company’s financial statements. Within the Broadband Technology Group, which is the predominant operating division of the company today, the company is engaged in the design, manufacture and sale of two principal product lines—scanning receivers and antennas. Except for corporate-wide performance targets, all performance targets are based on divisional results, or results of the two separate product lines within the Broadband Technology Group.
     For compensation purposes, we establish annual performance incentive targets under our annual Short Term Incentive Plan (STIP), which benefits the executive officers and key managers of the company. These targets in general correspond to the internal financial plan of the company adopted by the Board each fiscal year, with the purpose of motivating high-level employees to work toward common financial goals. With the exception of the corporate-wide performance goals (revenue and EBTA), the annual performance targets established each year for the STIP are based principally on divisional or product line financial measures within the control of the divisional managers. The annual corporate-wide performance goals—revenue and EBTA—are disclosed publicly as part of the company’s guidance on its earnings call with the financial community, and were disclosed in the company’s 2008 proxy statement on page 29. The company will continue to disclose these forward looking-corporate goals in its CD&A discussion in future proxy statements.
     In contrast, the company has never publicly disclosed either its forecasted divisional goals, or the historical operating results of the product lines within the Broadband Technology Group.
     We believe firmly that disclosure of our divisional and product line performance targets would cause us significant competitive harm, as follows:

[1]	See also Public Citizen Health Research Group, 704 F.2d at 1291 (“the parties opposing disclosure need not ‘show actual competitive harm’”) (citation omitted); Gulf & Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1980) (same).
471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

•	PCTEL does not publicly disclose those components of its internal financial plan that relate to divisional or product line financial objectives, nor do we disclose these objectives that, with adjustments, become the performance targets for management under the STIP. These targets consist of “controlled revenue,” “controlled EBTA,” “controlled gross margin,” “controlled expenses,” and the like. Each of these financial targets represents a non-GAAP financial measure, specifically configured to include or exclude elements of our corporate or divisional financial revenue and cost structure, in each case with the objective of optimizing performance by the company’s managers. Public disclosure of these targets, with the necessary disclosure to explain their significance and reconcile them to comparable GAAP measures, would illuminate, directly or indirectly, product pricing and margin data and a broad range of operating expense information specific to the company’s product lines and divisional operations. PCTEL is one of the leading companies in the United States in the design and manufacture of antennas and scanning receivers, and its product development and pricing strategies are closely followed by a number of other companies with competitive products. Disclosure of our internal performance targets for compensation purposes would enable competitors of the company to price their products and adjust their manufacturing processes to undercut the company’s current pricing and margin levels, vendors to negotiate the company’s procurement contracts on terms that would compromise the company’s gross margins and levels of operating expense, and customers to negotiate for pricing and delivery discounts that would put the company at a significant disadvantage.

•	Our compensation practices are competitively sensitive. If we were required to disclose our forward looking performance targets, our competitors would know precisely how our financial performance for the current year affects our executives’ overall compensation. They would then be in a position to unfairly compete with us in connection with the recruiting and retention of our executives and key managers.
Difficulty In Achieving Target Levels
     In our response to Comment #9 in the Staff’s original comment letter dated June 27, 2008, we offered to include in future proxy statements additional commentary that would identify the estimated payout to be received by the named executive officers under the STIP for the current year on the basis of prior years’ performance. We believe this additional information will be helpful in providing additional context to assist in assessing the difficulty in achieving target levels for the following reasons:
471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

•	Our annual STIP is an established compensation structure that has been in place since 2005, which has been consistently applied and implemented for our executives and managers since that time. We expect that the STIP as currently formulated will continue to be a key element of the compensation paid by the company to its executive management for the foreseeable future. As a result, we believe that this historical continuity and the level of payouts in past years based on corporate and divisional performance provide great insight as to expected levels of payouts in current and future years.

•	The company’s executive managers are a stable management team who have worked together for many years. The compensation levels actually paid to these managers have similarly been relatively stable, and are subject to fluctuation for the most part in connection with changes in overall corporate and/or divisional financial performance (as is described in detail in the CD&A of the proxy statement). In contrast with other companies with changing management teams or compensation structures, we believe that PCTEL’s management stability, and the continuity in the compensation structures that have been the basis of executive compensation, are further indicators of the achievement difficulty of the company’s performance targets.
     As noted in our first response letter, we will evaluate and disclose other potential factors relevant to the difficulty in achieving performance targets for the current year STIP.
471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005

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          Based on the nature of the comments from the Staff and the supplemental responses of the Company set forth in this letter, we respectfully submit that amendments of the Company’s public reports cited at the beginning of this letter would not provide materially meaningful information and therefore are not necessary.
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          Please direct any further questions or comments to me (630) 339-2102. In addition, we would request that you provide a facsimile of any future correspondence regarding this matter to my attention at (630) 233-8076.

	By:	/s/ John Schoen
DATE: August 22, 2008	NAME:	JOHN SCHOEN
	Title:	Chief Financial Officer
471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com
PCTEL Inc. © 2005